Exhibit 99.1

Fortuna Updates Reserves and Resources

Vancouver, February 27, 2017 – Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2016 for the Caylloma Mine located in Arequipa, Peru and for the San Jose Mine located in Oaxaca, Mexico. The combined year-end reserves and resources include the recently acquired Lindero gold Project located in Salta, Argentina (see Fortuna news release dated June 7, 2016).

Jorge A. Ganoza, President and CEO, commented: “Our combined Proven and Probable Reserves have been positively impacted by the acquisition of Lindero and the successful infill drill program conducted at San Jose.” Mr. Ganoza continued, “Fortuna is well positioned for growth with combined reserves containing 45.8 million ounces of silver and 2 million ounces of gold.”

Highlights of Reserve and Resource Update

•

Combined Proven and Probable Reserves are reported at 89.2 Mt containing 45.8 Moz silver and 2.0 Moz gold, representing year-over-year increases of 28 percent in contained silver ounces and 762 percent in contained gold ounces

•

Combined Inferred Resources are reported at 52.6 Mt containing 37.4 Moz silver and 0.8 Moz gold, representing a year-over-year decrease of 46 percent in contained silver ounces and an increase of 108 percent in contained gold ounces

•

Combined Proven and Probable Reserves for the Caylloma and San Jose Mines are reported at 6.6 Mt containing 45.8 Moz silver and 293 koz gold, representing year-over-year increases of 28 percent in contained silver and gold ounces

•

Combined Inferred Resources for the Caylloma and San Jose Mines are reported at 6.1 Mt containing an estimated 37.4 Moz silver and 232 koz gold, reflecting year-over-year decreases of 46 percent in contained silver ounces and 43 percent in contained gold ounces

Mineral Reserves—Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Proven	152	120	0.41	1.70	2.68	0.6	2
		Probable	1,445	108	0.26	2.46	3.30	5.0	12
		Proven + Probable	1,596	109	0.28	2.39	3.24	5.6	14
	San Jose, Mexico	Proven	64	186	1.51	N/A	N/A	0.4	3
		Probable	4,957	250	1.73	N/A	N/A	39.8	275
		Proven + Probable	5,021	249	1.72	N/A	N/A	40.2	278
	Total	Proven + Probable	6,617	215	1.38	N/A	N/A	45.8	293
Projects	Lindero, Argentina	Proven	26,349	N/A	0.78	N/A	N/A	0.0	661
		Probable	56,184	N/A	0.57	N/A	N/A	0.0	1,022
		Proven + Probable	82,533	N/A	0.63	N/A	N/A	0.0	1,684
Total		Proven + Probable						45.8	1,977

Mineral Resources—Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Measured	565	82	0.35	1.16	2.42	1.5	6
		Indicated	1,449	89	0.34	1.23	2.26	4.2	16
		Measured + Indicated	2,014	87	0.34	1.21	2.31	5.6	22
	San Jose, Mexico	Measured	112	83	0.65	N/A	N/A	0.3	2
		Indicated	734	77	0.61	N/A	N/A	1.8	14
		Measured + Indicated	846	78	0.61	N/A	N/A	2.1	17
	Total	Measured + Indicated	2,860	84	0.42	N/A	N/A	7.8	39
Projects	Lindero, Argentina	Measured	2,051	N/A	0.59	N/A	N/A	0.0	39
		Indicated	32,716	N/A	0.40	N/A	N/A	0.0	418
		Measured + Indicated	34,767	N/A	0.41	N/A	N/A	0.0	456
Total		Measured + Indicated						7.8	495

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Inferred	3,003	128	0.69	1.67	2.96	12.3	66
	San Jose, Mexico	Inferred	3,101	252	1.66	N/A	N/A	25.1	165
	Total	Inferred	6,104	191	1.18	N/A	N/A	37.4	232
Projects	Lindero, Argentina	Inferred	46,500	N/A	0.41	N/A	N/A	0.0	610
Total		Inferred						37.4	842

Notes:
1.	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	There are no known legal, political, environmental, or other risks that could materially affect potential development of the Mineral Resources or Mineral Reserves at Caylloma, San Jose or Lindero
5.

Mineral Resources and Mineral Reserves for Caylloma and San Jose are estimated as of June 30, 2016 and reported as of December 31, 2016 taking into account production-related depletion for the period through December 31, 2016. Mineral Resources and Mineral Reserves for Lindero are reported as of October 23, 2015

6.

Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 127 Ag Eq g/t based on assumed metal prices of US$ 19/oz Ag and US$ 1,140/oz Au; estimated metallurgical recovery rates of 90.5% for Ag and 90.5% for Au and projected operating costs. Mineral Resources are estimated at a Ag Eq cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)* ((US$1,140/US$19) * (90.5/90.5))

7.

Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,140/oz Au, US$2,150/t Pb and US$2300/t Zn; metallurgical recovery rates of 85% for Ag, 22% for Au, 94% for Pb and 90% for Zn; and projected operating costs. Caylloma Mineral Resource are reported based on NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade of US$50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$100/t for veins classified as narrow (all other veins)

8.

Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.25 g/t Au, recovery 67.9%; Met type 2 cut-off 0.23 g/t Au, recovery 73.6%; Met type 3 cut-off 0.24 g/t Au, recovery 69.3%; and Met type 4 cut-off 0.27 g/t Au, recovery 61.7%. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,200/oz. Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade with internal dilution appropriate for a 10 x 10 x 8 m selective mining unit and no external dilution. Mineral Resources are reported using a long-term gold price of US$1,350/oz, mining costs at US$1.80 per tonne of material, with total processing and process G&A costs of US$5.72 per tonne of ore and an average process recovery of 70%. The refinery costs net of pay factor were estimated to be US$10.21 per ounce gold

9.	Total may not add due to rounding procedures
10.	N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2016, the San Jose Mine has Proven and Probable Mineral Reserves of 5.0 Mt containing 40.2 Moz of silver and 278 koz of gold, in addition to Inferred Resources of 3.1 Mt containing a further 25.1 Moz of silver and 165 koz of gold.

Year-over-year, Mineral Reserves increased 33 percent in tonnes, 43 percent in contained silver and 33 percent in contained gold after net changes resulting from production-related depletion and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a successful infill drill program focused on the Trinidad North Discovery adding 2.4 Mt of new reserves averaging 305 g/t Ag and 1.91 g/t Au. Silver grades increased 7 percent at 249 g/t and gold grades remained at 1.72 g/t.

Measured and Indicated Resources exclusive of Mineral Reserves remained year-over-year at 0.8 Mt.

Year-over-year, Inferred Resources decreased 54 percent and 51 percent in contained silver and gold ounces, respectively. Silver grade decreased by 3 percent and gold grade increased by 3 percent. The net variation is due to reductions resulting from the upgrading of Inferred Resources by infill drilling in the Trinidad North and Stockwork zones, as well as the geological reinterpretation of previously modeled veins.

Brownfields exploration program budget for 2017 at the San Jose Mine is US$7.0 million, which includes 31,000 meters of diamond drilling and 600 meters of underground development for drilling to define future resources. Exploration drilling is in progress at the Trinidad Central zone and on the sub-parallel Ocotlan vein.

An infill drilling program of 10,200 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is underway at the San Jose Mine. The budget of the infill drill program for 2017 is US$10.2 million.

Caylloma Mine, Peru

As of December 31, 2016, the Caylloma Mine has Proven and Probable Mineral Reserves of 1.6 Mt containing 5.6 Moz of silver and 14 koz of gold, in addition to Inferred Resources of 3.0 Mt containing 12.3 Moz of silver and 66 koz of gold.

Year-over-year, Mineral Reserve tonnes and contained silver ounces decreased 19 percent and 28 percent, respectively. Silver grade decreased 10 percent to 109 g/t, lead grade decreased 16 percent to 2.39%, and zinc grade decreased 9 percent to 3.24%. Decreases are primarily due to mining related depletion and geological reinterpretation of the Animas NE vein.

Measured and Indicated Resources, exclusive of Mineral Reserves, increased by 9 percent year-over-year to 2.0 Mt as a consequence of the updated geological interpretation of the Animas and Animas NE veins.

Inferred Resources decreased by 0.4 Mt or 11 percent year-over-year to 3.0 Mt. Silver, lead and zinc grades decreased by 3 percent, 24 percent and 10 percent, respectively. The decrease in Inferred Resources is primarily due to upgrading of resources to reserves as a result of infill drilling, production related depletion and adjustments to the estimation methodology for lead grades in the Animas NE vein.

Brownfields exploration program budget for 2017 at the Caylloma Mine is US$3.9 million, which includes 22,000 meters of diamond drilling. Drilling will focus on testing extensions of the principal Animas vein both northeast and southwest from current underground operations. Exploration drilling is in progress on extensions of ore-shoots immediately beneath current operations.

An infill drilling program of 12,600 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is being presently conducted at the Caylloma Mine. The budget of the infill drill program for 2017 is US$1.2 million.

Lindero Project, Argentina

The Lindero Project has Proven and Probable Mineral Reserves of 82.5 Mt containing 1.7 Moz of gold, in addition to Inferred Resources of 46.5 Mt containing 0.6 Moz of gold as detailed in the 2016 Feasibility Study.

Fortuna continues to conduct tradeoff metallurgical tests and detailed engineering revisions to optimize the 2016 Feasibility Study to assist a construction decision in the third quarter of 2017. Initial results for the various components of the optimization are expected to be released in March 2017.

The 2017 Brownfields exploration budget at Lindero is US$450,000 which includes investigating the economic potential of the Arizaro gold-copper porphyry target that lies within the concession block. The work program includes surface mapping, re-logging of approximately 8,000 meters of core and preliminary metallurgical tests.

Qualified Person

The Mineral Resource estimates have been prepared under the supervision of Eric Chapman, Vice President of Technical Services of Fortuna Silver Mines. The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Edwin Gutierrez, Technical Services Corporate Manager for Fortuna Silver Mines.

E. Chapman and E. Gutierrez are Qualified Persons as defined by the National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.